SEC File Number:   0-9314
CUSIP Number:00431M 20 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR [ ] Form N-CSR

               For Period Ended:         March 31, 2008

           [   ] Transition Report on Form 10-K
           [   ] Transition Report on Form 20-F
           [   ] Transition Report on Form 11-K
           [   ] Transition Report on Form 10-Q
           [   ] Transition Report on Form N-SAR
               For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates
__________________________________

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:              Access Pharmaceuticals, Inc.

Former Name if Applicable:

Address of Principal Executive
  Office (Street and number):         2600 Stemmons Freeway, Suite 176

City, state and zip code:             Dallas, Texas  75207

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F,
10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHMENT A.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stephen B. Thompson       214       905-5100
-------------------------  ----------   ----------
     (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X  ]  Yes   [    ]  No

(3) Is it anticipated that any significant change in for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. [    ]  Yes   [ X ]  No

Access Pharmaceuticals, Inc.
-----------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Stephen B. Thompson
   ------------------------
Date May 15, 2008

Stephen B. Thompson, Vice President, Chief Financial Officer and
Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT A

PART III -- NARRATIVE

The registrant experienced delays in completing the Form 10-Q due to the reporting of merger. As a result the registrant was unable to complete and file the Form 10-Q by the prescribed filing date without unreasonable effort and expense. The registrant will file the Form 10-Q before the extended deadline.